Exhibit 8


                                                                  April 20, 2004

Lincoln Bancorp
1121 E. Main Street
P.O. Box 510
Plainfield, Indiana   46168-0510


Ladies and Gentlemen:

     In connection with the proposed merger (the "Merger") of First Shares Bancorp, Inc., a corporation organized under the laws of the State of Indiana ("FSB"), into Lincoln Bancorp, a corporation organized under the laws of the State of Indiana ("Lincoln"), pursuant to an Agreement and Plan of Reorganization dated as of March 10, 2004, by and between FSB, Lincoln, Lincoln Bank, a federal savings bank ("Lincoln Bank"), and First Bank, an Indiana commercial bank ("First Bank") (the "Merger Agreement"), we have been asked by Lincoln to render our opinion to Lincoln with respect to certain Federal income tax consequences of the Merger.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

     Pursuant to the Merger Agreement, upon consummation of the Merger, each share of FSB common stock, $.01 par value per share (the "FSB Common Stock"), will be converted into the right to receive .75 shares of Lincoln common stock, without par value (the "Lincoln Common Stock") (plus cash in lieu of fractional shares) (the "Exchange Ratio") or $14.80 in cash per share, provided, however, that the aggregate number of shares of Lincoln Common Stock that shall be issued in the Merger shall equal a number which is as close as possible (after prorations are made and cash in lieu of fractional shares is determined) to, but no more than, the product of (i) fifty percent (50%), (ii) the Exchange Ratio, and (iii) the number of shares of FSB Common Stock outstanding immediately prior to the Effective Time.

     FSB shareholders who comply with the requirements of Indiana law for dissenting shareholders will be entitled to receive cash in payment for their shares of FSB Common Stock. Barnes & Thornburg LLP has assumed, for purposes of its opinion, that none of the FSB shareholders will dissent.

     As of April 14, the closing sale price of FSB Common Stock as reported on the NASDAQ Small Cap Market was $14.60 per share and there were 2,342,662 total issued and outstanding shares of FSB Common Stock, (1) all of which will be exchanged in the Merger (with the remaining authorized common and preferred shares to be canceled at the effective date). As of April 14, 2004, the closing sale price of Lincoln Common Stock as reported on the NASDAQ National Market System was $19.09 per share.

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(1)  The total number of FSB shares consists of 1,622,662 shares of common stock outstanding when the Merger Agreement was executed and 720,000 common shares underlying FSB's debentures that we have assumed for purposes of this opinion will be converted to shares of FSB common stock prior to the Effective Date.



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

     Pursuant to the Merger Agreement, FSB must receive a tax opinion from Barnes & Thornburg LLP to the effect that the Merger constitutes a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and that no gain or loss will be recognized by shareholders of FSB to the extent they receive shares of Lincoln Common Stock in the Merger. Barnes & Thornburg LLP has assumed, for purposes of its opinion, that FSB will not proceed with the Merger if, at the effective time of the merger (the "Effective Time"), the value of the Lincoln Common Stock received by the FSB shareholders in the Merger is less than 45% of the aggregate value of the formerly outstanding FSB Common Stock.

     At or shortly  after the  Effective  Time,  First Bank (FSB's  wholly-owned
subsidiary)   will  be  merged  into   Lincoln  Bank   (Lincoln's   wholly-owned
subsidiary).

     We have received, and are relying upon, certificates of certain officers of FSB and/or Lincoln to the effect that, to the best of the officers' knowledge:

     1. At the time FSB acquired First Bank, the Merger was neither agreed to nor planned.

     2. FSB has had no significant asset or business since FSB was incorporated, other than the ownership and operation of its bank subsidiary and activities related thereto.

     3. Lincoln has no plan or intention to sell, exchange, liquidate or otherwise dispose of any of the assets of FSB acquired in the Merger, except for dispositions in the ordinary course of business, dispositions related to the contemplated merger of First Bank into Lincoln Bank, and dispositions to other corporations 80% or more owned by Lincoln.

     4. There is no understanding between Lincoln and the FSB shareholders that the FSB shareholders' ownership of Lincoln Common Stock is transitory and further there is no agreement or plan for Lincoln to reacquire any of the Lincoln Common Stock to be issued pursuant to the Merger other than pursuant to a repurchase plan or program involving the general repurchase of any Lincoln Common Stock on the open market.

     5. There has been, and it is expected that as of the Effective Time of the Merger there will have been, no significant change in the identities and proportionate holdings of FSB's shareholders since FSB acquired First Bank.

     6. Cash to be paid in lieu of fractional shares of Lincoln Common Stock will be paid solely to avoid the administrative expense and inconvenience of fractional shares and not as separately bargained-for consideration.


     7. Payments and benefits to be provided by Lincoln or Lincoln Bank to certain present or former employees, officers, directors of First Bank and its predecessors, as set forth in the Merger Agreement, are intended as compensation for services rendered or to be rendered by them and not as consideration in exchange for their shares of FSB Common Stock.

     Our opinion is based upon the Code, the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof.

     We have investigated such facts, examined such documents and reviewed such authorities as we, in our judgment, deem advisable to enable us to render this opinion.

     Based upon the foregoing, our opinion is as follows:

     1. Tax-free Reorganization. Based on the above assumptions, the Merger will constitute a tax-free reorganization for Federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code, meaning that neither FSB nor Lincoln will recognize any gain or loss with respect to the Merger, provided that the continuity of interest requirement is met, as discussed below. Sections 361 and 1032 of the Code.



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

     The continuity of interest test imposed by the Internal Revenue Service (the "Service") requires that the aggregate value of Lincoln Common Stock issued in the Merger is not less than 50% of the value of formerly outstanding shares of FSB Common Stock, in order for the Service to make an advance ruling that the Merger qualifies as a tax-free reorganization. Rev. Proc. 77-37, 1977-2 C.B. 568, 569 as modified by Rev. Proc. 89-30, 1989-1 C.B. 895. Although the Service has set the 50% guideline, the Service has acknowledged that the 50% guideline does not define, as a matter of law, the minimum stock consideration required to meet the continuity of interest test. Rev. Proc. 77-37, at 569. In fact, in Rev. Rul. 61-156, 1961-2 C.B. 62, 64, the Service found sufficient continuity of interest at the 45% level, stating that it is necessary only that the shareholders continue to have a "definite and substantial equity interest" in the acquiring corporation. Moreover, the courts have clearly accepted lower levels of continuity, finding tax-free reorganizations in the case, for example, of 38% stock, all of which was nonvoting preferred stock (John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935)) and 25% stock (Miller v. Comr., 84 F. 2d 415 (6th Cir. 1936)).

     Since a 45% continuity level will exceed these judicially accepted figures and assuming no FSB shareholders dissent to the Merger, it is the opinion of Barnes & Thornburg LLP that the continuity of interest requirement will be met in the Merger, if consummated pursuant to the assumptions referred to above, because the FSB shareholders in the aggregate will receive Lincoln Common Stock whose value is not less than 45% of the value of all of the formerly outstanding shares of FSB Common Stock.

     2. Exchange of FSB Common Stock Solely for Lincoln Common Stock. A shareholder of FSB who receives solely Lincoln Common Stock in exchange for his or her shares in the Merger will not recognize any gain or loss upon such exchange, except to the extent that cash is received in lieu of a fractional share of FSB common stock, as discussed below. Section 354 of the Code. The aggregate adjusted tax basis of the shares of Lincoln Common Stock received in such exchange will be equal to the aggregate adjusted tax basis of the shares surrendered therefor, and the holding period of the Lincoln Common Stock will include the holding period of the shares of FSB Common Stock surrendered therefor provided that the FSB Common Stock was held as a capital asset as of the Effective Date. Sections 358 and 1223(l) of the Code.

     3. Exchange of FSB Common Stock for a Combination of Cash and Lincoln Common Stock. As of the Effective Time, a FSB shareholder who receives Lincoln Common Stock and cash pursuant to the Merger will not recognize gain or loss to the extent that such shareholder receives Lincoln Common Stock as consideration, but such shareholder will recognize gain (if any) in an amount not in excess of the amount of cash received. Section 354 of the Code. Any recognized gain (limited, again, by the amount of cash received) will be eligible for capital gain treatment (assuming the shareholder's shares of FSB Common Stock are held as a capital asset by the shareholder) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as either as ordinary income or qualified dividend income (as discussed below) to the extent of the shareholder's ratable share of FSB's accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the shareholder's holding period for such shares is greater than one year.

     The stock redemption provisions of Section 302 of the Code, as interpreted by the United States Supreme Court in Clark v. Commissioner, 489 U.S. 726
(1989), apply in determining whether cash received by a FSB shareholder pursuant to the Merger has the effect of a dividend under Section 356 of the Code (the "Hypothetical Redemption Analysis"). Under the Hypothetical Redemption Analysis, a FSB shareholder will be treated as if the portion of the FSB Common Stock exchanged for cash in the Merger instead had been exchanged for shares of Lincoln Common Stock (the "Hypothetical Shares"), followed immediately by a redemption of the Hypothetical Shares by Lincoln for cash. Under the principles of Section 302 of the Code, a FSB shareholder will recognize capital gain rather than dividend income with respect to the cash received if the Hypothetical Redemption is (1) "substantially disproportionate," or (2) "not essentially equivalent to a dividend" with respect to such shareholder. In applying the principles of Section 302 of the Code, the constructive ownership rules of
Section 318 of the Code will apply in comparing a shareholder's ownership interest in Lincoln both immediately after the Merger (but before the Hypothetical Redemption) and after the Hypothetical Redemption.

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

     The Hypothetical Redemption by Lincoln of the Hypothetical Shares for cash would be "substantially disproportionate," and therefore, would not have the effect of a distribution of a dividend with respect to a FSB shareholder who owns less than 50% of the voting power of the outstanding Lincoln Common Stock, if the percentage of Lincoln Common Stock actually and constructively owned by such shareholder immediately after the Hypothetical Redemption is less than 80% of the percentage of Lincoln Common Stock actually, hypothetically, and constructively owned by such shareholder immediately before the Hypothetical Redemption.

     Whether the Hypothetical Redemption by Lincoln of the Hypothetical Shares for cash is "not essentially equivalent to a dividend" with respect to a FSB shareholder will depend upon such shareholder's particular circumstances. However, the Hypothetical Redemption must, in any event, result in a "meaningful reduction" in such shareholder's percentage ownership of Lincoln Common Stock. In determining whether the Hypothetical Redemption by Lincoln results in a meaningful reduction in the shareholder's percentage ownership of Lincoln Common Stock, and therefore does not have the effect of a distribution of a dividend, a FSB shareholder should compare his or her interest in Lincoln (including interests owned actually, hypothetically, and constructively) immediately after the Merger (but before the Hypothetical Redemption) to his or her interest after the Hypothetical Redemption. The Service has indicated, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction, if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder's actual and constructive ownership before and after the Hypothetical Redemption. In Revenue Ruling 76-385, the Service found a reduction from .0001118% to .0001081% to be a meaningful reduction.

     The aggregate tax basis of the Lincoln Common Stock received by a FSB shareholder will be equal to the tax basis of FSB Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain (including any amount which is characterized as a dividend) which was recognized on the exchange, provided the FSB Common Stock were held as a capital asset as of the Effective Time. Section 358 of the Code. The holding period of the Lincoln Common Stock received by a FSB shareholder will be the same as the period of the FSB Common Stock surrendered in exchange therefor, provided that the shares of FSB Common Stock were held as capital assets as of the Effective Time. Section 1223(l) of the Code.

     4. Exchange of FSB Common Stock Solely for Cash. In general, in the case of a shareholder of FSB who exchanges all of his or her FSB Common Stock for cash in the Merger, the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder's FSB Common Stock, subject to the provisions and limitations of Section 302 of the Code. Unless the redemption is treated as a dividend under Section 302(d) of the Code, the FSB shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the FSB Common Stock redeemed. Sections 302(b)(3) and 1001 of the Code. The gain or loss will be capital gain or loss if the FSB Common Stock was held by the FSB shareholder as a capital asset at the Effective Time. If, on the other hand, the redemption is treated as a dividend under
Section 302(d) of the Code, the full amount of cash received by the FSB shareholder will be treated as ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to individual FSB shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 60 days during the 120 day period beginning 60 days before the closing date. Sections 1(h)(11) and 246 of the Code. Gain treated as ordinary income will be taxed at ordinary income rates.

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

     5. Cash in Lieu of Fractional Shares of Lincoln Common Stock. The payment of cash in lieu of fractional shares of Lincoln Common Stock will be treated as if the fractional shares were issued by Lincoln in the Merger and then redeemed by Lincoln in a taxable transaction. Rev. Rul. 66-365, 1966-2 C.B. 116. A FSB shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder's basis allocable to the fractional share. Rev. Proc. 77-41, 1977-2 C.B. 574; Section 1001(a) of the Code. Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of FSB Common Stock exchanged therefor) is more than one year.

     6. Dissenting Shareholders. In the case of a dissenting FSB shareholder who receives only cash in exchange for all of his or her shares of FSB Common Stock, the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder's FSB Common Stock, subject to the provisions and limitations of Section 302 of the Code. Unless the redemption is treated as a dividend under Section 302(d) of the Code, the FSB shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the FSB Common Stock redeemed. Sections 302(b)(3) and 1001 of the Code. The gain or loss will be capital gain or loss if the FSB Common Stock was held by the FSB shareholder as a capital asset at the Effective Time. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the FSB shareholder will be treated as ordinary income or qualified dividend income.

     7. Exercise of FSB Options Pursuant to the Merger. The receipt in the Merger by a holder of an option to acquire shares of FSB Common Stock of an amount of cash equal to the excess of $14.80 over the per share exercise price for each share of FSB Common Stock subject to such vested stock options will result in the recognition of taxable ordinary income by such holder in the amount of cash received as consideration for the termination of such vested stock options. Section 83 of the Code.

     8. Exchange of FSB Options for Lincoln Options. The receipt by a holder of an option to acquire FSB Common Stock of a comparable option to acquire Lincoln Common Stock will not result in the recognition of gain or loss by such holder to the extent that the options constitute securities. Rev. Rul. 70-269, 1970-1 C.B. 82, as modified by Rev. Rul. 98-10, I.R.B. 1998-10, 11. The term "securities" includes rights (options) issued by a party to a reorganization to acquire its stock. Treas. Reg. ss. 1.354-1(e).

     9. Information Reporting and Withholding. Payments of cash to a FSB shareholder surrendering shares of FSB Common Stock will be subject to information reporting and "backup" withholding at a rate of 28% of the cash payment to such shareholder, unless the such shareholder (1) furnishes his or her taxpayer identification number in the manner prescribed in applicable Treasury Regulations, (2) certifies that such number is correct, (3) certifies as to no loss of exemption from backup withholding and (4) meets certain other conditions. Any amounts withheld from payments to a FSB shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder's United States federal income tax liability, provided the required information is furnished to the Service.

     The foregoing tax consequences set forth in Paragraphs 1 through 8 may not apply to a FSB shareholder who acquired his or her shares of FSB Common Stock through the exercise of an employee stock option or who acquired such FSB Common Stock as compensation. Further, this opinion is limited to the material federal income tax consequences of the proposed Merger and does not discuss state, local, or foreign tax consequences.

                                              Very truly yours,


                                              /s/ Barnes & Thornburg LLP

                                              Barnes & Thornburg LLP



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